UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of October, 2009
Commission File Number 0-28860
NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)
Net Communications Services Inc.
(Translation of registrant’s name into English)
Rua Verbo Divino, 1356
04719-002 — São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

     This report of Net Serviços de Comunicação S.A. (“Net”) furnishes certain information for public disclosure. The information set forth below shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any of the filings of Net under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such a filing.
     In this report, except where otherwise specified or the context otherwise requires, “the Issuer,” “Net,” “we,” “us,” or “our,” refer to Net Serviços de Comunicação S.A. and its subsidiaries. All references to “the Subsidiary Guarantors” refer collectively to all of Net’s wholly-owned subsidiaries.

RISK FACTORS
Risks Related to Our Business

We operate our cable systems under licenses that are non-exclusive, and the industry in which we operate is highly competitive, so that an increase in overbuild and/or competition can adversely impact our business and results of operations.

We and our subsidiaries provide cable television services pursuant to the terms and conditions of licenses granted and supervised by Agência Nacional de Telecomunicações (“Anatel”), the Brazilian National Telecommunications Agency, the applicable legislation. Anatel has the power to grant licenses to competitors in the same geographic areas in which we already operate. As a result, competing operators may build systems and provide services in areas in which we hold licenses. The existence of more than one cable system operating in the same territory is referred to as an “overbuild.” Overbuilds could adversely affect our growth, financial condition and results of operations by increasing competition or creating competition where none existed previously. We experience overbuild in six of the 93 cities in which we operate.

We currently compete with:

•	cable systems in six of the 93 cities in which we operate, including systems in the cities of São Paulo, Curitiba and Florianópolis;

•	Direct-to-home (“DTH”) services offered in Brazil by Brazilian and international media consortia and by three large telecommunication companies;

•	Brazilian broadcast networks and their local affiliates;

•	Multi-point distribution systems (“MMDS”) in São Paulo and Rio de Janeiro

•	wireless telephony services and wireless 3G broadband Internet services offered by wireless telephony companies;

•	movie theaters, video rental stores and other entertainment and leisure activities generally; and

•	fixed line telephony service providers.

We also compete with incumbent telecommunications companies in all cities in which we offer pay-television, broadband Internet and fixed line telephony services. Each of these incumbent telecommunications companies has significantly greater financial resources than we do. The attractive demographics of our service territory make it a desirable location for investment by these companies. Their competitive position may be improved due to changes in the current legislative and regulatory framework or if they invest in new technologies or infrastructure.

The effects of competition on our business are highly uncertain and will depend on a variety of factors, including economic conditions, regulatory developments, the behavior of our customers and competitors and the effectiveness of measures we take in response to the competition we face. Our ability to compete successfully will depend on customer service, on our marketing strategy and on our ability to anticipate and respond to various competitive factors affecting our industry, including the introduction of new services and technologies, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. If we are unable to successfully respond to competition and compensate for declining prices by adding new customers, increasing usage and offering new services, our revenues and profitability could decline.

We may not be able to charge our customers for more than one pay-television outlet per household.

On April 22, 2009, a final Anatel resolution was published, Anatel Resolution No. 528 (“Resolution No. 528”), prohibiting pay-television providers from charging subscribers for more than one outlet per household. The Associação Brasileira de TV por Assinatura (the “ABTA”), the Brazilian Pay TV Association, has filed an administrative appeal to Resolution No. 528 with Anatel. We cannot predict the outcome of such administrative appeal, and, as a result, we are currently unable to assess the impact of Resolution No. 528 on our business, cash flows and results of operations. In light of Resolution No. 528, we have begun making changes to our pricing for multiple outlets. We estimate that approximately 4% of our revenues for the year ended December 31, 2008, were derived from fees for multiple outlets. Depending the outcome of the ABTA administrative appeal, the ABTA may also request that a federal district court allow us to charge for multiple outlets within the same household. There can, however, be no assurance that we will be able to charge customers for multiple outlets until such administrative and legal challenges are definitively resolved or that such challenges will ultimately succeed. This could have a material adverse effect on our business, cash flows and results of operations.

We may not be able to keep pace with developments in technology.

Technology in the communications industry is changing rapidly, which means it is possible that the technology in which we invest for purposes of delivering our new services could be rendered obsolete by the advent of superior and/or cheaper technology. It is also likely that many of the services we will offer in the future will also be offered by our competitors. Therefore, our failure to introduce these new services rapidly and efficiently to the marketplace and to sell them as effectively as our competitors could significantly harm our ability to generate sufficient revenues from such services. New services, once marketed, may not meet consumer expectations or demand, can be subject to delays in development and may fail to operate as intended. A lack of market acceptance of new services which we may offer, or the development of significant competitive services by others, could have a material adverse impact on our revenues and operating cash flow.

Technological advances could require us to expend substantial financial resources in the development or implementation of new technologies in order to prevent our services from becoming obsolete, and there is no assurance that sufficient financial resources will be available in order to fund new technology, especially in light of our debt service obligations and restrictive covenants. As a result, significant competition in the future may come from new entrants to our markets that do not face the cost of upgrading an installed base of older equipment.

We cannot assure you that demand for new services, such as digital cable television, high-definition cable television, digital video recorder, near video-on-demand and fixed line telephony, will be sufficient to recover our costs of developing and marketing such services. In addition, we are unable to assure you as to the ultimate effect on us of possible technological changes.

Increases in rates of churn could negatively affect our revenues and profitability.

Subscriber “churn” is the total number of net disconnected subscribers (excluding temporarily blocked subscribers) for a period as a percentage of the average number of subscribers for the same period. Our ability to generate pay-television, broadband Internet and telephony subscription revenues is dependent on our ability to attract and retain subscribers, which entails significant costs such as marketing expenses and the programming fees we must pay in order to assemble attractive programming packages and keep an adequate level of customer satisfaction, which may be temporarily affected during accelerated growth periods. We also incur certain unrecoverable costs, particularly equipment installation costs, sales commissions and marketing costs, for every new subscriber we connect to our cable network. The fact that we experience a variety of significant fixed costs for each new subscriber means that high rates of subscriber churn could have a material adverse effect on our operating expenses and profitability, especially for services, such as telephony, where we expect to recover our customer acquisition costs over a longer period. In addition, in 2008 we started to offer a new package targeting a lower income segment. In case of a downturn of the Brazilian economy, or as a result of differences inherent to this new customer segment, we may experience higher churn rates. See

“Item 4. Information on the Company — Customer Care — Customer Service and Management of Churn” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2009 (the “Issuer Annual Report”).

Increases in our programming costs would adversely affect our cash flow and operating margins.

Programming has been, and is expected to continue to be, our largest operating expense, representing 22.6%, 23.1% and 25.1% of our net operating revenues in the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007, respectively. Under Brazilian law, our contracts with our current subscribers allow us to increase subscription fees only once every 12 months and then only in proportion to inflation. Accordingly, these subscriber contracts, along with market constraints, limit our ability to pass along increases in programming costs to our subscribers. Any increase in programming costs that we are unable to pass on to subscribers could adversely affect our cash flows and operating margins.

Historically, the amounts charged to us under our programming agreements had been denominated in U.S. dollars. During 2003, we entered into negotiations with our programmers to amend our programming agreements to provide that we are charged for programming in reais instead of in U.S. dollars, so as to reduce the impact of exchange rate fluctuations on our programming costs. We have only entered into definitive agreements, which provide that we are charged for programming in reais instead of in U.S. dollars, with programmers representing 79% of our 2008 total programming costs. We remain in the process of formalizing an agreement relating to the remaining 21% of our 2008 programming costs. Until this agreement is finalized, we cannot assure you that we will continue to be charged for programming in reais instead of in U.S. dollars.

In 2008, we entered into new agreements with our programmers to provide for new programming packages that increase subscribers’ flexibility to chose their programming lineup. In connection with the new programming packages, we have agreed with several programmers to guarantee a certain level of subscribers to be charged. If we do not achieve this level of subscribers, we must pay a fixed amount regardless the number of subscribers. One of the programmers has set this minimum guaranteed amount in U.S. dollars.

If the real were to depreciate significantly against the U.S. dollar and if the programmer with which we have not entered into a definitive agreement was to charge us for programming in U.S. dollars instead of reais, or if we do not achieve the agreed level of subscribers with the programmers with which we have agreed to guarantee a certain level of subscribers, our cash flows and operating margins could be materially adversely affected.

We may be subject to substantial additional expenses on our network, which would have a material adverse impact on results of operations.

The legislative branch of the municipal government of São Paulo passed a bill which would require all cable networks installed in the city of São Paulo on poles belonging to power and telephone utilities and cable companies to be moved to underground facilities. The bill is still subject to approval by the mayor of São Paulo. Should the law be enacted, all cable installations would be required to be underground. Presently, 100% of our network in the city of São Paulo is installed on poles. Our network in the city of São Paulo represents approximately 29.4% of our total network, as of September 30, 2009. Should the mayor approve the bill, we would have to incur significant costs in order to comply with its terms. This would materially and negatively impact our cash flows.

Piracy could negatively affect our revenues.

“Piracy” refers to a household purposely receiving a provider’s services without paying for such services. Piracy of our cable television services occurs principally through illegal cable connections to our network, which provide our services to unauthorized outlets and unauthorized installations. Brazilian pay-television service providers experience a high rate of piracy, mainly due to Brazil’s economic environment. If we are not able to control levels of piracy under our network, our revenues could be negatively affected.

We operate our cable systems under licenses that are subject to conditional renewal.

Our cable licenses are subject to periodic renewal, which is conditioned upon, among other things, our having met certain requirements concerning our ownership, system build-out and technical, financial and legal ability to operate the system. Anatel may seek a judgment allowing it to revoke the license of a cable television licensee that, due to the lack of technical, financial or legal capacity, fails to render cable television services on a regular basis. Our cable licenses begin to expire in 2010. We cannot assure you that we will be able to maintain the technical and financial capacity necessary to render regular cable television services. Anatel could refuse to renew one or more of our licenses if we fail to provide such regular cable television services. If we were to lose one or more of our licenses, such loss could materially adversely affect our business, financial condition and results of operations.

We depend upon third parties to provide certain sales and customer services.

We rely on third-party vendors to provide cost-effective and efficient customer services. Among other activities, these outsourced services relate to direct sales and customer relations, including call centers, installation workforce and sales people. If any of our third party service providers were to discontinue their services, due to operating or financial difficulties or otherwise, or were to provide poor service quality or otherwise not meet our specifications, our ability to respond to our customers timely, cost effectively, or at all, would be hindered, which could in turn harm our business.

We depend on key suppliers and vendors to provide equipment that we need to operate our business.

We depend upon various key suppliers and vendors, including Cisco Systems, Inc. and Motorola, Inc., to provide us network equipment, which we need to expand and operate our business. If these suppliers or vendors fail to provide equipment or services to us on a timely basis or at all, due to operating or financial difficulties or otherwise, we could experience disruptions, which could have an adverse effect on our revenues and results of operations.

Unforeseen events could interfere with our ability to provide our services.

Unforeseen events, such as fissures in our cable network, power outages, natural disasters, fire in our control centers or other similar events, could temporarily impair the quality of our signal or prevent us from sending and receiving broadcast signals, as well as causing damage to our equipment. We cannot assure you that should such events occur we would be able to prevent interruptions in our services. Extended interruptions in service may have a negative effect on our revenues to the extent that such interruptions cause customers to cancel services, request for reimbursement or require significant capital resources to correct.

Significant unanticipated increases in the use of bandwidth-intensive Internet-based services could increase our costs.

The rising popularity of bandwidth-intensive Internet-based services poses special risks for our broadband Internet service. Examples of such services include peer-to-peer file sharing services, gaming services and the delivery of video via streaming technology and download. In order to continue to provide high quality service at competitive prices, we need the continued flexibility to develop and refine business models that respond to changing consumer uses and demands and to manage bandwidth usage efficiently. If heavy usage of bandwidth-intensive services grows beyond our current expectations, we may have higher operating costs than currently anticipated to obtain additional bandwidth from third parties or our customers may have a suboptimal experience when using our broadband Internet service.

We are subject to extensive government regulations and changes in such regulations could adversely affect our operations.

Substantially all of our cable television activities are regulated by Anatel. Regulations cover all facets of the Brazilian cable industry and relate to, among other things, licensing, local access, commercial advertising and foreign investment. For example, Brazilian cable regulations currently:

•	require that 51% of the voting rights of the cable television companies have to be held by Brazilian-born persons or persons that have held Brazilian citizenship for over 10 years, or by companies controlled by Brazilian-born persons or persons that have held Brazilian citizenship for over 10 years;

•	place limits on the number of licenses that may be held by any single cable television operator and its affiliates;

•	provide that cable television licenses may not be transferred without the approval of Anatel;

•	require cable television operators to carry certain channels or content; and

•	require us to meet certain quality of service goals and maintain quality of service standards and impose sanctions for failure to meet such goals/standards.

In addition, under Brazilian currency rules, our contracts with our current subscribers allow us to increase subscription fees only once every 12 months and then only in proportion to inflation.

The Brazilian Congress, from time to time, considers revisions to one or more aspects of the regulations applicable to us. Legislative Bill No. 29/2007 (“Bill No. 29”), proposes restrictions on pay-television operators such as requiring a minimum amount of Brazilian produced content to be distributed and the same must carry channels for all pay-television operators, regardless the technology (cable, MMDS or DTH). In addition, Bill No. 29 would allow telecommunication companies to provide cable services and eliminate foreign ownership limitations on cable companies that distribute content through mass electronic communication systems. “Mass electronic communications services/systems” is defined as the distribution of electronic content to the public by means of a subscription contract. It is unclear what changes, if any, will ultimately be enacted to the regulatory regime applicable to our company and our business under Bill No. 29.

Changes to the current Brazilian regulatory framework could have a material adverse impact on our results of operations and financial condition. See “Item 4. Information on the Company — Regulation” in the Issuer Annual Report.

The Internet access portion of our business is subject to a number of factors that could adversely affect its growth and performance.

Our business plan depends in part on the continued growth of our broadband Internet service, NET Vírtua. If residential Internet usage, and specifically residential broadband Internet usage, does not increase, declines or evolves away from the technologies in which we invest, our business plan could be adversely affected.

The Internet industry in Brazil faces a number of uncertainties, including but not limited to: lack of access to computers among Brazilian consumers; lack of reliable security technologies; privacy concerns; excessive or unduly restrictive government regulation; uncertainty regarding intellectual property rights and other legal issues; and failure of the Internet infrastructure, such as servers and modems, to support current levels of usage growth.

In addition, our high-speed Internet customers utilize our network to access the Internet and, as a consequence, we or they may become victim to common malicious and abusive Internet activities, such as peer-to-peer file sharing, unsolicited mass advertising (i.e., “spam”) and dissemination of viruses, worms, and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including degradation of service, excessive call volume to call centers, and damage to our or our customers’ equipment and data. In addition, any security breaches could damage our reputation and require us to expend resources to remedy. Significant incidents could lead to customer dissatisfaction and, ultimately, loss of customers or revenue, in addition to increased costs to service our customers and protect our network.

Any of these and other factors could negatively affect our ability to sell our broadband Internet service or any other Internet-based services we may introduce in the future. In addition, any significant loss of high-speed Internet customers or revenue, or significant increase in costs of serving those customers, could adversely affect our growth, financial condition and results of operations.

We and our subsidiaries are party to several legal proceedings arising out of the regular course of our business. If we receive unfavorable outcomes in these proceedings, our cash flows could be materially and adversely affected.

We and our subsidiaries are party to several legal proceedings arising out of the regular course of our business. Such legal proceedings relate predominantly to tax matters and civil and labor disputes. Any litigation connected with such legal proceedings could be costly, time consuming and injure our reputation.

We cannot assure you that we will obtain a final favorable court decision with regard to any particular proceeding. In addition, we cannot assure you that, should a final judgment be entered against us, the plaintiff will permit, or applicable law will allow, us to pay the imposed judgment over time. If we obtain unfavorable outcomes in such proceedings and/or if we are forced to pay a large judgment over a short period of time, our cash flows could be materially and adversely affected. See “Item 4. Information on the Company — Legal Proceedings” in the Issuer Annual Report.

We may be subject to substantial additional taxes on our network, which would have a material adverse impact on our business and results of operations.

We may be subject to substantial additional taxes on our network, which would have a material adverse impact on our business and results of operations. The most significant of these potential additional taxes on our network is the tax on the use of public thoroughfares (which includes the installation and passage of cables), or “shadow” tax. We have not made any reserves for the payment of the shadow tax. If the courts rule that the collection of this tax by the municipalities is valid, the tax would have to be paid retroactively. In addition, if the municipalities which currently impose the tax were successful in implementing and collecting this tax, additional municipalities may seek to impose it. If we are required to pay this tax, our operating results would be materially and adversely affected. See “Item 4. Information on the Company — Legal Proceedings — Judicial Tax Proceedings — Shadow Tax” in the Issuer Annual Report.

Our current major shareholders control most of our corporate transactions and their interests may differ from yours.

Globo Comunicação e Participações (“Globo”), Distel Holdings S.A. (“Distel”), a wholly-owned subsidiary of Globo, and Telmex Internacional, S.A.B. de C.V. (“Telmex”), through its subsidiaries Embratel Participações S.A. (“Embrapar”) and Empresa Brasileira de Telecomunicações S.A. (“Embratel”), own, directly or indirectly, 99.4% of our common shares as of September 30, 2009. We are indirectly controlled by Globo and Distel (which we refer to collectively as “Grupo Globo”), but Telmex has significant approval rights under the current shareholders’ agreement by and among Grupo Globo, Embratel, Embrapar, GB Empreendimentos e Participações S.A., a special purpose company, and Telmex. See “Item 7. Major Shareholders and Related Party Transactions — Shareholders’ Agreements” in the Issuer Annual Report. In addition, if Brazilian law changes so that a non-Brazilian entity is permitted to own a controlling interest in a Brazilian company, Telmex would have the right to indirectly acquire control over 51% of our voting common shares. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders” in the Issuer Annual Report.

Telmex could have significantly different interests in Net and our operations than Grupo Globo, and/or may not be willing or able to provide us with the financial and other support that Globo and our other previous major shareholders have provided to us historically. Also, Grupo Globo may not be willing or able to provide us with the financial and other support that it provided to us in the past. Grupo Globo has interests in companies that currently or may in the future compete with us, including its interests, and those of the Marinho family, in Sky Brasil, a satellite pay-television provider, and in several broadcast television stations.

Telmex has interests in companies that currently compete or may in the future compete with us, including its interests in Embratel, a telecommunications carrier that offers a wide range of telecommunications services over its network, including high-speed data transmission, Internet services and satellite pay-television service.

We depend on key members of our senior management. Any difficulty in hiring new managers could adversely affect our ability to operate our business.

Our business is managed by a small number of key senior managers. The loss of any of these individuals could materially affect our business. In addition, our success depends on our ability to continue to attract and recruit qualified scientific, technical, managerial and administrative personnel. Competition for qualified personnel in Brazil is strong, and there are generally a limited number of professionals with the requisite experience in the sectors in which we operate. We cannot assure you that we will be able to retain such managers or do so without costs or delays, nor can we assure you that we will be able to find new qualified senior managers, should the need arise. A failure to either retain or to hire new qualified senior managers could adversely affect our business.

Acquisitions could prove difficult to integrate or have an adverse effect on our results of operations.

As part of our growth strategy, we seek opportunistically to acquire other cable television and broadband Internet service providers in Brazil, and we are actively considering such an acquisition opportunity. Our failure to successfully complete acquisitions would limit the potential for subscriber and revenue growth. Any acquisition involves numerous risks, including: (1) potential loss of key employees or clients of acquired companies; (2) difficulties integrating acquired personnel and distinct cultures into our business; (3) difficulties integrating acquired companies into our operating, financial planning and financial reporting systems; (4) diversion of management attention from existing operations; and (5) assumption of liabilities and exposure to unforeseen liabilities of acquired companies, including liabilities for their failure to comply with applicable telecommunications regulations and tax contingencies.

Acquisitions may also involve significant anticipated and unexpected cash expenditures, debt incurrence and integration expenses that could have a material adverse effect on our financial condition, results of operations and cash flows. Any acquisition may ultimately have a negative impact on our business and financial condition.

Accounting treatment of goodwill could result in future asset impairments and non-cash operating losses.

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (“FAS 157”), emphasizes that fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. In January 2008, we adopted FAS 157, which did not generate a material impact on our financial position. However, our stock price declined during the second half of 2007 and has been volatile since then. If our capacity to maintain expected operating performance in the future is negatively affected and if a decline in our stock price is other than temporary, we may be required to write down our goodwill to its fair value and record this asset impairment as a non-cash operating loss. Such operating loss could have a material adverse impact on our results of operations.

Weakening economic conditions and turmoil in the financial markets may negatively impact our ability to attract new subscribers, increase fees and maintain or increase revenues.

The global economy has experienced a significant downturn in the recent past and the future economic environment may continue to be less favorable than that of recent years. Most of our revenue comes from residential subscribers whose spending patterns may be affected by prevailing economic conditions. A continuation or further weakening of these economic conditions could lead to reductions in consumer demand for our services and a continued increase in the number of homes that replace their traditional telephone service with wireless service, which would negatively impact our ability to attract customers, increase rates and maintain or increase subscription revenues. Our ability to achieve incremental growth in pay-television and broadband Internet subscribers is dependent to a large extent on growth in the disposable income of

Brazilians. If growth in the disposable income of Brazilians starts to decline, it may negatively impact our ability to gain new pay-television and broadband Internet subscribers. In addition, current subscribers may reduce the advanced or premium services to which they subscribe, or may discontinue subscribing to our cable or broadband Internet services. We may also be unable to increase the fees we charge our subscribers. If economic conditions continue to deteriorate, the growth of our business and results of operations may be adversely affected.

Further, because of the turmoil in the global financial markets, some financial and other institutions have experienced, and continue to experience, significant financial distress. Although we have attempted to be prudent in our management of our operations and financial condition, it is not possible to predict how the financial market turmoil and the deteriorating economic conditions may affect our financial position. Additional financial institution failures could restrict our access to the public equity and debt markets. In addition, due to recent consolidation among Brazilian financial institutions, we may not be able to diversify our cash under management and, consequently, if one of the financial institutions in which we deposit our cash becomes bankrupt, our liquidity may be materially adversely affected.

Risks Related to Brazil

A downturn or increased volatility in the Brazilian economy or the depreciation of the real could adversely affect our revenues, cash flows and profitability.

All of our operations and customers are located in Brazil. Therefore, our results of operations and financial condition depend upon the level of economic growth in Brazil, and, consequently, upon customer demand for our services. There can be no assurance that any economic weakness will not be prolonged or become more severe in the future. Weakness in the Brazilian economy adversely affected our subscriber and revenue growth in the past. Continued or more severe economic weakness would lead to shortfalls in our revenues and subscriber levels and could have an adverse impact on our ability to meet our obligations under our financing arrangements. See “— Weakening economic conditions may negatively impact our ability to attract new subscribers, increase fees and maintain or increase revenues.”

The real increased in value by 7% against the U.S. dollar in the twelve months ended September 30, 2009, from an exchange rate of R$1.9143 per US$1.00 at September 30, 2008 to an exchange rate of R$1.7781 per US$1.00 at September 30, 2009. In 2008, the real had decreased in value by 31.9% against the U.S. dollar, from an exchange rate of R$1.7713 per US$1.00 at December 31, 2007 to an exchange rate of R$2.3370 per US$1.00 at December 31, 2008. The average exchange rate in the nine months ended September 31, 2009 was R$2.0722 per US$1.00 and in the nine months ended September 30, 2008 was R$1.6907 per US$1.00, a decrease in value of the real against the U.S. dollar of 22.6%. The real has historically suffered several major depreciations against the U.S. dollar and has been volatile against the U.S. dollar since it was first allowed to float by the Brazilian government in 1999. Given the current state of the Brazilian currency market, we generally do not attempt to hedge this risk over the medium or long term.

Our revenues are in reais. A significant percentage of our capital expenditures, including network equipment costs, and a portion of our indebtedness are denominated in or indexed to U.S. dollars. Accordingly, depreciation of the real against the U.S. dollar would result in decreased cash flows and in a net loss as a result of higher financial expenses.

Brazilian political and economic conditions have a direct impact on our business, and the Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy.

Our financial condition and results of operations are substantially dependent on the Brazilian economy. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in monetary, fiscal, taxation, credit, tariff, wage and price controls and other policies in order to influence the course of the economy. In addition, changes in administrations may result in changes in government policy that may affect our business. Our business, financial condition and results of operations may be adversely affected by such changes in policy as well as by other factors outside of our control, such as currency fluctuations, inflation, price instability, interest rates, monetary policy, the liquidity of Brazilian capital markets, general economic growth, tax policy, wage and price controls, energy shortages and other political, diplomatic, social and economic developments in or affecting Brazil.

Adverse economic, political and social conditions may inhibit demand for our services and create uncertainties regarding our operating environment, which could have a material adverse effect on us.

Inflation could threaten our costs, contribute significantly to economic uncertainty in Brazil and cause heightened volatility in the Brazilian securities markets.

Brazil has, from time to time, experienced extremely high rates of inflation, with annual rates of inflation reaching over 1,000% in the early 1990s, according to the Indice Geral de Preços do Mercado (“IGP-M”), a widely used monthly indicator of inflation in Brazil published by the Getúlio Vargas Foundation. Since the introduction of the real in July 1994, Brazil’s inflation rate has been substantially lower than in previous periods. Brazil’s rate of inflation, according to the IGP-M, was 8.7% in 2003, 12.4% in 2004, 1.2% in 2005, 3.8% in 2006, 7.8% in 2007 and 9.8% in 2008. Inflation itself and governmental measures to combat inflation have, in the past, had significant negative effects on the Brazilian economy. Since 1999, governmental actions to combat inflation, including interest rate increases and intervention in the foreign exchange market through the sale of U.S. dollars and government bonds linked to the U.S. dollar and public speculation about possible future actions, have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. Should Brazil experience substantial inflation in the future, our costs may increase and our operating and net margins may decrease, which may adversely affect our financial condition and results of operations. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy and stall or reverse growth.

Developments in, and the perception of risk in, emerging market economies may impede our access to international capital markets and adversely affect the market price of our securities.

International investors generally consider Brazil to be an emerging market. Historically, adverse developments in the economies of emerging markets have resulted in investors’ perception of greater risk from investments in such markets. Such perceptions regarding emerging market countries have significantly affected the Brazilian securities markets and the availability of credit in Brazil, from both domestic and international sources of capital. This may be exacerbated by the current financial crisis. Furthermore, although economic conditions are different in each country, investors’ reactions to developments in one country can impact the prices of securities in other countries, including those in Brazil. Negative economic and market conditions in other emerging market countries, especially those in Latin America and Asia, have at times resulted in considerable outflows of funds from, and declines in the amount of foreign investment in, Brazil. This caused Brazilian companies to face higher costs of raising funds and adversely affected the market price of Brazilian companies’ securities. Examples of such events include the depreciation of the Mexican peso in December 1994, the Asian economic crisis of 1997 and the Russian currency crisis of 1998. The repercussions of these events were exacerbated in Brazil by Brazil’s 1999 currency depreciation and related economic developments. More recently, Argentina’s instability in 2001 and 2002 increased international financial markets volatility.

To the extent that economic problems in emerging market countries or elsewhere negatively impact Brazil and/or adversely affect Brazilian securities markets, our business and the market price of our securities may be adversely affected.

Furthermore, we cannot assure you that, in the event of adverse developments in emerging market economies, the international capital markets will remain open to Brazilian companies or that the resulting interest rates in such markets will be advantageous to us. Decreased foreign investment in Brazil could negatively affect growth and liquidity in the Brazilian economy, which in turn could have a negative impact on our business.

Allegations of political corruption against the Brazilian federal government could create economic and political instability.

In the past, the federal government has faced allegations of political corruption. As a result, a number of politicians, including senior federal officials, resigned. In addition, members of the Brazilian executive and legislative branches of government have been investigated as a result of allegations of unethical or illegal conduct. It is impossible to foresee the possible conclusions of such investigations and whether similar conclusions will adversely affect the Brazilian economy. As a result, similar uncertainties, allegations of unethical or illegal conduct or other future developments in Brazilian politics may adversely affect us and our business and results of operations. We cannot predict whether such allegations will lead to further instability or whether new allegations against key Brazilian government officials will arise in the future. In addition, we cannot predict the outcome of any such allegations and their effect on the Brazilian economy.

RECENT DEVELOPMENTS

Results of Operations for the Nine Months Ended September 30, 2009 Compared to the Nine Months Ended September 30, 2008

The following discussion and analysis of our results of operations presented in accordance with generally accepted accounting principles in the United States (“US GAAP”) should be read in conjunction with our unaudited condensed consolidated interim financial statements contained in the 6-K furnished on October 21, 2009 (the “Third Quarter Report”), as well as our audited consolidated statements and “Item 5. Operating and Financial Review and Prospects” included in the Issuer Annual Report. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors that include, but are not limited to, those set forth under “Risk Factors.”

The average exchange rate for the Brazilian real (R$) in U.S. dollars (US$) for the nine months ended September 31, 2009 was R$2.0722 per US$1.00, a 22.6% decrease compared to R$1.6907 per US$1.00 for the nine months ended September 30, 2008. The official selling rate for the Brazilian real in U.S. dollars was R$1.7450 per US$1.00 as of October 20, 2009.

We accounted for our acquisition of 614 Telecomunicações Ltda., 614 TVP João Pessoa S.A. and 614 TVT Maceió S.A. (“BIGTV”) under the purchase method and the financial results of BIGTV were consolidated with our consolidated financial statements as of December 29, 2008. We also accounted for our acquisition of ESC 90 Telecomunicações Ltda. (“ESC90”) under the purchase method and the financial results of ESC 90 were consolidated with our consolidated financial statements as of June 30, 2009.

Revenues, taxes and other deductions from revenues

Revenues, taxes and other deductions from revenues by major category were as follows:

	Nine Months Ended
	September 30,
	2009		2008		% Change
	(US$ in millions)

Revenues:
Pay-TV and broadband Internet subscriptions	US$	1,889.9	US$	1,853.5	2%
Pay-per-view revenues, sign-on and hook-up fees and other revenues		268.0		232.5	15%
Total revenue		2,157.9		2,086.0	3%
Taxes and other deductions from revenues		(520.4)		(500.4)	4%

Net operating revenue		1,637.5		1,585.6	3%

Selected subscriber-related statistics were as follows:

	As of September 30,
	2009			2008(1)		% Change
	(Subscriber, home and ARPU
	data in thousands)

Connected pay-television subscribers		3,645	(2)		2,923	25%
Connected digital pay-television subscribers		984	(3)		848	16%
Connected broadband Internet subscribers		2,790	(4)		2,059	35%
Connected fixed line telephony subscribers		2,489	(5)		1,532	63%
Homes passed		10,717	(6)		9,530	12%
Bi-directional homes passed		8,371	(7)		7,016	19%
Average pay-television penetration(8)		34%			31%
Average broadband Internet penetration(9)		33%			29%
Average revenue per user (ARPU)(10)	US$	65.45		US$	78.75	(9)%
Churn rate for pay-television(11)		16%			15%
Churn rate for broadband Internet(11)		20%			17%
Revenue generating units (RGUs)(12)		9,908			7,362	35%

(1)	Does not include BIGTV and ESC 90 subscribers.

(2)	Includes 118,822 BIGTV and 30,217 ESC 90 pay-television subscribers.

(3)	Includes 2,060 BIGTV digital pay-television subscribers. ESC 90 did not have digital pay-television subscribers.

(4)	Includes 82,271 BIGTV and 24,393 ESC 90 broadband Internet subscribers.

(5)	Includes 24,514 BIGTV fixed line telephony subscribers. ESC 90 did not have fixed line telephony subscribers.

(6)	Includes 416,407 BIGTV and 145,589 ESC 90 homes passed.

(7)	Includes 344,115 BIGTV and 145,589 ESC 90 bi-directional homes passed.

(8)	Calculated as connected pay-television subscribers divided by homes passed.

(9)	Calculated as connected broadband Internet subscribers divided by bi-directional homes passed.

(10)	In US dollars. Calculated as total revenue minus hook-up fees for the nine months ended September 30, 2009 and 2008 divided by average connected households for the nine months ended September 30, 2009 and 2008, respectively.

(11)	Calculated as the total number of net disconnected subscribers for the last twelve months ended September 30, 2009 and 2008 as a percentage of the average number of paying subscribers for the last twelve months ended September 30, 2009 and 2008, respectively.

(12)	Calculated as the sum of unique pay-television, digital pay-television, broadband Internet and fixed line telephony subscribers. For example, a unique subscriber who receives from us pay television and broadband Internet service is counted as two RGUs. Note that a subscriber that receives digital pay-television services is counted as two RGUs (i.e., pay television and digital pay television).

Pay-television and broadband Internet subscription revenues increased as a result of increases in the pay-television and broadband Internet subscriber base and the annual price increase on subscribers’ agreements based on the IGP-M inflation index, which were partially offset by the effect of exchange rate changes and lower average revenues per subscriber related to an increase in lower priced packages.

Pay-per-view revenues decreased primarily because of changes in our contracts with suppliers, partially offset by increased revenues from our main pay-per-view product Sócio Premiere. Our pay-per-view supplier contracts have become shared-profit contracts and, as a result, pay-per-view revenues are booked net of programming costs. Sign-on and hook-up fees increased primarily due to increases in high definition digital cable subscribers. Other revenues increased primarily due to the increase of fixed line telephony revenues, as a result of increases in the subscriber base for this service in the period.

Taxes and other deductions from revenues increased due to an increase in taxes resulting from higher broadband and fixed telephony revenues which are taxed at a higher tax rate than pay-television revenues, including, in particular the Imposto sobre Circulação de Mercadorias e Prestação de Serviços, a tax on distribution of goods and services (“ICMS”), which is applied at higher rate on broadband Internet revenue. Additionally, this increase reflects the higher volume of promotions offering discounts to new subscribers. See “Item 5. Operating and Financial Review and Prospects — Overview — Financial Statement Presentation — Taxes and Others Deductions from Revenues” in the Issuer Annual Report for a discussion of ICMS rates applicable to our individual services and products. As a percentage of total revenues, taxes and other deductions from revenues increased slightly to 24.1% in the nine months ended on September 30, 2009 from 24.0% in the nine months ended on September 30, 2008.

Programming costs (third party providers and related parties) and other operating costs; selling, general and administrative expenses; and depreciation and amortization

Costs and expenses by major category were as follows:

	Nine Months Ended September 30,
	2009		2008		% Change
	(US$ in millions)

Costs and Expenses
Programming costs and other operating costs, excluding depreciation and amortization:
Third party providers	US$	129.8	US$	123.1	5%
Related parties		239.9		248.3	(3)%
Other operating costs		439.1		386.2	14%
Selling, general and administrative expenses		373.1		402.2	(7)%
Depreciation and amortization		220.4		216.7	2%

The increase in our pay-television programming costs with third party providers was primarily due to the increase in our subscriber base and the increase in programming costs reflecting the price increase based on the IGP-M inflation rate. The decrease in our pay-television programming costs with related parties was primarily due to changes in our contracts with suppliers, which have become shared-profit contracts, and as a result payments that were formerly accounted for as costs are now deducted from our revenues. As a percentage of net operating revenue, programming costs decreased to 22.6% for the nine months ended on September 30, 2009 compared to 23.4% in the nine months ended on September 30, 2008, as a result of increased broadband Internet and fixed line telephony revenues as a percentage of total revenue.

As a percentage of net operating revenue, other operating costs increased to 26.8% in the nine months ended on September 30, 2009 compared to 24.4% in the nine months ended on September 30, 2008. Other operating costs increased primarily due to: (i) higher call center expenses to service a greater number of subscribers, to address a broader array of products and services to support our growing triple play customer base which requires more complex customer care, to assure high customer service quality and to comply with the new regulation for call centers; (ii) expenses incurred in obtaining additional bandwidth from third parties to support our broadband Internet service growth; (iii) an increase in the number of employees for field services; and (iv) higher network expenses, such as electricity. New call center regulations came into effect in December 2008, requiring improved customer service. For example, call centers must now provide clients with the option to contact an operator in the first electronic menu, be available 24/7 and respond to client complaints within five days.

Selling, general and administrative expenses decreased primarily as a result of lower general and administrative expenses due to a decrease in information technology expenses. This was offset by higher selling expenses related to an increase in employee and marketing costs and sales commissions. Employee costs increased primarily due to a headcount increase and marketing costs increased primarily due to intensified marketing efforts and sales commissions increased due to higher number of new entrants to our subscriber base. As a percentage of net operating revenue, selling, general and administrative expenses decreased to 22.8% in the nine months ended on September 30, 2009 compared to 25.4% in the nine months ended on September 30, 2008.

Depreciation and amortization expenses increased primarily due to higher amortization expenses related to the BIGTV and ESC 90 subscriber base.

Monetary indexation expense (income), net; loss (gain) on exchange rate, net; interest expense; financial expense, net; and interest (income)

	Nine Months Ended September 30,
	2009		2008		% Change
	(US$ in millions)

Other expense (income)
Monetary indexation expense (income), net	US$	(2.0)	US$	1.0	n.m.
Loss (gain) on exchange rate, net		(99.5)		48.8	n.a.
Total		(101.5)		47.9	n.a.
Interest expense		62.0		64.6	(4)%
Financial expense, net		2.1		9.2	(77)%
Interest (income)		(22.4)		(43.8)	(49)%

Total gain		41.7		30.0	39%

Our combined monetary indexation income, net, and gain on exchange rate, net, were a gain due to appreciation of the Brazilian real against the U.S. dollar in the nine months ended on September 30, 2009, primarily as a result of our U.S. dollar-denominated perpetual bonds and U.S. dollar-denominated loan with Banco Inbursa.

Combined interest expense, financial expense, net and interest income decreased primarily due to a decrease in interest income due to decreased cash and cash equivalents. In the nine months ended September 30, 2009, a US$70.0 million decrease in financial expense, net, as a result of a reversal of provisions for PIS and COFINS was largely offset by a loss of US$50.0 million related to currency swap agreements.

Income taxes expense

	Nine Months Ended September 30,
	2009		2008		% Change
	(US$ in millions)

Income taxes expense	US$	72.0	US$	64.3	12%

Under Brazilian corporate law, income tax is also levied at the subsidiary level and some of our subsidiaries experienced an increase in their operating income in the nine months ended September 30, 2009 and therefore recorded increased income tax expenses.

Anatel has approved the merger of certain of our subsidiaries with and into Net, which we intend to do on the terms approved by Anatel. We expect to be able to partially offset the income of subsidiaries incorporated into Net by the tax loss carry forwards of Net. See footnotes 1 and 3 to the unaudited condensed consolidated interim financial statements included in the Third Quarter Report attached hereto.

Liquidity and Capital Resources

We broadly define liquidity as our ability to generate sufficient cash flow from operating activities to meet our obligations and commitments. In addition, liquidity includes the ability to obtain appropriate debt and equity financing and to convert into cash those assets that are no longer required to meet our strategic and financial objectives. Accordingly, liquidity cannot be considered separately from capital resources that consist of current or potentially available future funds for use in meeting debt service requirements and long-range business objectives.

As of September 30, 2009 and 2008, our net debt, calculated as the sum of “current portion of long-term debt” and “long-term debt” minus the sum of “cash and cash equivalents” and “short-term investments”, amounted to US$562.0 million and US$431.6 million, respectively. In general, we hold our cash, cash equivalents and short-term investments in Brazilian reais. Additionally, as of September 30, 2009 and 2008, our current assets were US$74.9 million and US$75.7 million greater than our current liabilities, respectively.

Given the level of our operating cash flows, the expected level of capital expenditures needed to support our growth and the grace period for principal debt amortization, we believe that our cash generation in addition to our current position in cash and cash equivalents and the proceeds from this offering will be sufficient in the near term to cover all expected cash outflows.

In August 2009, we amended our bank credit notes with Banco Itaú BBA to extend the amortization schedule and to increase the interest rate on the notes. In September 2009, we received consent from the holders of our debentures to an amendment to extend the amortization schedule and increase the interest rate on the debentures. See note 7 to the unaudited condensed consolidated interim financial statements included in the Third Quarter Report.

Cash Flows

We had cash and cash equivalents of US$335.1 million as of September 30, 2009, a decrease of 39.2% compared to US$551.5 million as of September 30, 2008, principally due to the BIGTV and ESC 90 acquisitions.

	Nine Months Ended
	September 30,
	2009		2008
	(US$ in millions)

Operating activities
Net income for the period	US$	199.1	US$	55.4
Amortization of deferred sign-on and hook-up fee revenues		0.3		(1.9)
Exchange losses, monetary indexation and interest expense, net		24.4		126.8
Depreciation and amortization		220.4		216.7
Deferred income taxes		20.3		29.2
Write off and disposal of assets, net		6.3		2.2
Estimated liability for tax, labor and civil claims and assessments		(47.6)		(25.4)
Increase/decrease in operating assets and liabilities		(64.7)		78.5

Net cash provided by operating activities		358.5		481.5

Cash flows from operating activities. Net cash provided by operating activities decreased from US$481.5 million in the nine months ended September 30, 2008 to US$358.5 million in the nine months ended September 30, 2009. Despite the fact that we had higher revenues and were largely able to control costs and expenses, resulting in increased operating income before depreciation and amortization, there was an increase in working capital requirements in the nine months ended September 30, 2009 as result of consolidation of BIGTV, payments to suppliers that, according to terms negotiated with our suppliers, were postponed from the end of the fourth quarter to the beginning of the first quarter of the following year and an increase in payments related to tax, labor and civil claims.

	Nine Months Ended
	September 30,
	2009		2008
	(US$ in millions)

Investing activities
Acquisition of property and equipment	US$	(340.7)	US$	(373.3)
Acquisition of investments		(50.2)		—
Proceeds from sale of equipment		0.6		0.8

Net cash used in investing activities		(390.3)		(372.5)

Cash flows used in investing activities. We used US$390.3 million in cash in investing activities in the nine months ended September 30, 2009, an increase of 4.6%, as compared to US$372.5 million used in investing activities in the nine months ended September 30, 2008. This increase was primarily due to investments in equipment related to the growth in our broadband Internet and pay-television subscriber bases.

	Nine Months Ended
	September 30,
	2009		2008
	(US$ in millions)

Financing activities
Repayments of short-term debt	US$	(68.3)	US$	(47.3)
Issuances of long-term debt		35.9		35.6
Issuances of related party debt		—		200.0

Net cash provided by (used in) financing activities		(32.4)		188.3

Cash flows provided by (used in) financing activities. We had net cash used in financing activities of US$32.4 million in the nine months ended September 30, 2009, compared to net cash provided by financing activities of US$188.3 million in the nine months ended September 30, 2008, mainly as a result of borrowing under a US$200.0 million loan agreement with Banco Inbursa entered into in June 2008.

Market Risk

We are also exposed to market risk and use derivative financial instruments to mitigate these risks, and we account for our derivative financial instruments at fair value. See notes 10 and 11 to the unaudited condensed consolidated interim financial statements included in the Third Quarter Report.

Acquisition of ESC 90

On August 29, 2008, we executed a Private Instrument of Purchase and Sale of Shares Agreement with EDP — Energias do Brasil S.A. under which we agreed to acquire 100% of the shares representing the capital of ESC 90. We completed the acquisition of ESC 90 on June 30, 2009. The purchase price was approximately US$50.1 million and we paid for this acquisition in cash on the date of the closing.

ESC 90 has operations in two cities, Vitória and Vila Velha, in the state of Espírito Santo. As of September 30, 2009, ESC 90 had approximately 30,000 active pay-television subscribers and approximately 24,000 active broadband Internet subscribers and a network that covered approximately 145,000 homes.

Legal Proceedings

We are party to several tax, civil and labor proceedings, both administrative and judicial, arising out of our regular course of business. While it is impossible to determine with certainty the ultimate outcome of these matters, management has established reserves when it can reasonably estimate probable losses based on its analysis of the pending disputes and on the opinion of its legal counsel.

The table below sets forth the reserves established for administrative and judicial tax, civil and labor proceedings as of September 30, 2009:

	As of
	September 30, 2009
	(US$ in thousands)

Tax related matters	US$	312,718
Labor related matters		30,175
Civil related matters		24,489

Total		367,382

As of September 30, 2009, we have made judicial deposits in an aggregate amount of US$68.0 million related to such proceedings and disputes.

Administrative tax proceedings

IOF

We and our subsidiaries carried out commercial current account transactions reflecting monetary transfers between ourselves and our subsidiaries. The Secretariat of the Federal Internal Revenue may deem such transfers to be inter-company loans. In the event such transfers are deemed to be inter-company loans, we may be subject to financial transactions tax, Imposto sobre Operações Financeiras (“IOF”), on the amount of the loans. IOF applies to loans between non-financial entities at a maximum rate of 1.5% per year where the principal amount and the term for repayment is fixed, and at a daily rate of 0.0041% on the outstanding balance, without limit on the total amount of tax payable, if the principal amount of the loan is not fixed. We have recorded liabilities in the amount of US$30.6 million with respect to the IOF as of September 30, 2009. If we are assessed IOF on the transfers by the Secretariat of the Federal Internal Revenue, the assessment could materially and adversely affect our cash flow.

IRPJ and CSLL

In December 2003, the Federal Public Administration issued a tax assessment notice against our subsidiary Cabodinâmica TV Cabo São Paulo S.A. (“Cabodinâmica”), which was merged into Net São Paulo Ltda. (“Net São Paulo”) in 2004, alleging that Cabodinâmica owes federal corporate income tax (“IRPJ”) and Contribuição Social sobre o Lucro Líquido (“CSLL”), a tax levied upon a company’s net profits, as a result of a 1998 loan transaction between Cabodinâmica and Preferential Holdings Ltda. At the time of the loan transaction, IRPJ and CSLL were imposed only on domestic transactions. Cabodinâmica has presented a defense against the fine on the basis that the loan transaction with Preferential Holdings Ltda. was not a domestic transaction and Cabodinâmica is, therefore, exempt from paying IRPJ and CSLL on the transaction. In May 2007, the lower court decided to uphold the tax assessment notices and Net São Paulo appealed this decision. Currently, a decision is pending on its appeal, and, as of September 30, 2009, Net São Paulo has recorded liabilities of US$7.6 million with respect to this matter.

ICMS

The Secretary of the Internal Revenue Service of the State of Rio de Janeiro issued several tax assessment notices against Net Rio claiming that Net Rio Ltda. (“Net Rio”) has excluded subscription fee payments from the ICMS tax basis. In its defense, Net Rio has argued that it adopted procedures in accordance with Resolution 2585/95 of the State Internal Revenue of the State of Rio de Janeiro, which provides that subscription fee payments should not be deemed program-providing, and therefore, that subscription fee payments should not be considered to be revenues subject to ICMS. As of September 30, 2009, the dispute regarding the other tax assessment notices ended favorably to Net Rio at the judicial level and a single administrative proceeding remained outstanding. In connection with this outstanding administrative proceeding, an unfavorable decision to Net Rio was rendered in the first tier administrative courts, and a second tier decision is still pending. As of September 30, 2009, Net Rio allegedly owes an aggregate amount of US$11.1 million and has recorded liabilities in an amount of US$2.9 million.

Net Rio also received a tax assessment notice from the State Internal Revenue of the State of Rio de Janeiro alleging that as a result of delays in the payment of its ICMS tax during the period from September 2001 through October 2002, Net Rio lost its rate reduction benefit. Supported by the opinion of external legal counsel, Net Rio presented to the State Internal Revenue of the State of Rio de Janeiro its administrative defense. In May 2005, Net Rio obtained an unfavorable decision at the lower court with respect to the administrative defense. In June 2005, Net Rio filed an appeal to this decision and in 2008 obtained an unfavorable decision. In January 2009, a tax enforcement action was filed with respect to the delayed payments and Net Rio presented its defense to the lower court, where a decision is pending. The amount under dispute was US$77.3 million as of September 30, 2009, which is guaranteed by a bank bond. Additionally, Net Rio filed a writ of mandamus before the judicial court with regards to the tax assessment. With respect to the writ of mandamus, Net Rio obtained an unfavorable decision by the lower and higher judicial court for the assessed period, with the exception of the period between October and December 2001, for which Net Rio has recorded liabilities in the amount of US$18.0 million as of September 30, 2009.

On October 20, 2008, Net Brasília Ltda. (“Net Brasilia”) received a tax assessment notice from the State Internal Revenue of the Distrito Federal in the amount of US$87.4 million relating to the ICMS tax. The State Tax Authority claims that during the period from January 2003 to June 2008 Net Brasilia should have paid the ICMS on pay-television subscription revenues at a rate of 25% instead of the rate of 10% actually applied by Net Brasilia. In the State Tax Authority’s view, the rate reduction benefit allowed by ICMS Agreement No. 57/99 expired on December 31, 2001. Net Brasilia filed its defense in the lower administrative court and a decision on its defense is pending.

IRRF

On July 6, 2007, the Brazilian Federal Income Office issued an IRRF notice of infraction against our subsidiary Net Rio. The amount involved in this notice of infraction is US$11.0 million as of September 30, 2009. The notice alleges a difference between the real value and the stated value of Net Rio’s income from August 2003 through March 2007. In August 2007, Net Rio submitted an appeal to this tax assessment with the Administrative Sector of the Brazilian Federal Income Office and its appeal is pending.

Other

In addition to the administrative tax proceedings discussed above, we and our subsidiaries are involved in administrative tax proceedings relating to, among other things: (i) tax assessment notices from the Instituto Nacional do Seguro Social, the Social Security National Institute, alleging amounts owed relating to social contributions; (ii) additional amounts allegedly owed with respect to income tax, including the withholding of income tax on the Multicanal Notes and the Net Sul Floating Rate Notes, both of which have been fully repaid; (iii) additional amounts allegedly owed relating to IRPJ and CSLL; and (iv) amounts allegedly due relating to Contribuição ao Programa de Integração Social (“PIS”), and Contribuição para Financiamento da Seguridade Social (“COFINS”). We do not expect losses from any of these proceedings, individually or in the aggregate, to have a material adverse effect on our liquidity, our consolidated financial condition or our results of operations.

Judicial Tax Proceedings

Shadow tax

Since 1999, several Brazilian municipalities, which currently represent approximately 66% of our homes passed, passed legislation imposing a tax on the use of public thoroughfares, including the installation and passage of cables. This municipal tax is assessed per meter of cable installed in the relevant municipality and the tax rate itself varies widely by municipality. The municipalities currently imposing such a “shadow” tax include São Paulo, Rio de Janeiro, Caxias do Sul, Anápolis, Campinas, Florianópolis, Criciúma, São Carlos, Indaiatuba, Jacareí, Bragança Paulista, Caçapava, Limeira, Rio Claro, São Vicente, Taubaté, São José dos Campos, Brasília, Curitiba, Porto Alegre, Campo Grande and Sumaré. The tax generally applies to power companies and telecommunication companies, among others.

We have filed lawsuits in each of these municipalities to challenge the constitutionality and legality of this tax. In these lawsuits, we argue that (i) the tax intrudes upon the exclusive authority of the Brazilian federal government to legislate on telecommunications; and (ii) the legal nature of the tax is not that of a public price, fee or contribution, as defined under Brazilian law. Furthermore, we believe the shadow tax is unconstitutional since it is not included in the list of taxes within the jurisdictional authority of municipalities, as established by the Brazilian federal constitution.

In Rio de Janeiro, we won our case in the lower court. However, this decision was reversed on appeal. A decision on our appeal is pending at the higher court.

In São Paulo, there have been three different decrees imposing a shadow tax. We filed an injunction in the lower court opposing the first decree and were met with an unfavorable decision. We appealed and are currently awaiting the decision on our appeal. We also filed an injunction in the lower court against this second decree, where we received a favorable decision. We are now awaiting the decision on the government’s appeal. The second decree, however, has since been modified by a third decree. We thus filed another injunction in the lower court against this third decree, where we also received a favorable decision. In April 2006, we received an unfavorable decision by a higher court. In November 2006, we appealed this decision and we are awaiting a decision.

With respect to other municipalities, we have obtained six favorable decisions, which have been appealed by the municipalities, and four unfavorable decisions, which we have appealed. Our subsidiary Vivax has filed nine lawsuits against nine different municipalities: Jacareí, Bragança Paulista, Caçapava, Limeira, Rio Claro, São Vicente, Taubaté, São José dos Campos and Sumaré. Vivax has obtained seven lower court favorable decisions. The municipalities have filed an appeal at the higher court. With respect to Limeira, the lower court decision was unfavorable and Vivax has filed an appeal at the higher court. Finally, with respect to Sumaré, the lower court has not issued its decision.

We have not made any reserves for the payment of the shadow tax. The tax varies in each municipality and it is calculated per meter of installed cable. We have approximately 24,000 kilometers of installed cable in the municipalities where this tax exists. If the courts rule that the collection of this tax by the municipalities is valid, the tax would have to be paid retroactively. In addition, if the municipalities which currently impose the tax were successful in implementing and collecting this tax, additional municipalities may seek to impose it. If our appeals fail and we are required to pay this tax, our operating results would be materially and adversely affected.

Income tax retained on earnings

We have brought actions against the Federal Internal Revenue to dispute income tax retained on earnings under certain of our hedge transactions. In accordance with preliminary injunctions obtained in these actions, we have not collected or remitted a total amount of US$20.5 million on those transactions as of September 30, 2009. Of this amount, US$6.5 million has been deposited with the court by the financial institution which liquidated the transactions and is responsible for withholding the income tax. We have not made reserves for the remaining US$14.0 million. In the event of an unfavorable decision, the remaining US$14.0 million will be collected and accounted for as a tax credit available to offset future income tax liabilities.

ICMS

The ICMS tax is a value-added tax levied at rate of 10% on pay-television subscription revenues, pay-television sign-on and hook-up fees and pay-per-view revenues in each of the Brazilian states in which we operate, except Rio Grande do Sul, where the rate is 12%. Under the ICMS Agreement No. 57/99, the rate of the ICMS tax on sales and services for the year ended December 31, 2000 was 7.5%, which rate increased to 10% as of January 1, 2001. All states in which we operate other than the State of Rio Grande do Sul adhere to this 10% rate. The State of Rio Grande do Sul is applying the ICMS tax to us at a rate of 12%, the legality of which we are contesting. Pending the outcome of this dispute, we have recorded the liabilities and deposited into escrow amounts at the rates of 7.5% for 2000 and 10% since 2001. As of September 30, 2009, we had US$28.6 million in court deposits with respect to this matter.

IPI

The Federal Internal Revenue has imposed tax assessments on our subsidiary Reyc Comércio e Participações Ltda. (“Reyc”), alleging that, for the purpose of the import duty, or Imposto sobre Produtos Importados (“IPI”), Reyc did not correctly classify transactions related to the import of our analog decoders. Reyc filed three lawsuits against the imposition of the tax assessments and one lawsuit was decided favorably to Reyc while the other two have been combined and are pending. Reyc has recorded a liability in the amount of US$3.1 million as of September 30, 2009. In spite of the lawsuits filed by Reyc, the Federal Internal Revenue filed a tax enforcement action against Reyc in the amount of US$20.1 million as of September 30, 2009.

ISS — Municipality of Santo André

On September 23, 2009, the tax authorities of the Municipality of Santo André filed a judicial tax enforcement action against Vivax alleging that Vivax (a) provided “entertainment services,” and not “telecommunication services,” and therefore was required to pay Municipal Service Taxes (ISS) on such services instead of the ICMS taxes it has paid, (b) was required to pay ISS taxes on the lease of equipment to subscribers, and (c) was required to pay ISS taxes on specific services at a rate greater than that which was adopted by Vivax S.A. The period covered was from January 1999 through March 2004.

This judicial tax enforcement action was filed after administrative proceedings related to the defense of three tax deficiency notices issued against Vivax on June 28, 2004 (as described in the Issuer Annual Report under “Item 4. Information on the Company — Legal Proceedings — Administrative Tax Proceedings — Other”) ended unfavorably to Vivax S.A. at the administrative level. Vivax intends to continue to dispute these ISS claims at the judicial level.

The amount involved in this tax enforcement action, as of September 30, 2009, is US$57.9 million. We have not made a provision in connection with this proceeding because, based on the opinion of external counsel, we believe that the likelihood of loss is remote.

Other

In addition to the judicial tax proceedings discussed above, we and our subsidiaries are involved in judicial tax proceedings relating to, among other things: (i) the Instituto Nacional do Seguro Social, the Social Security National Institute, with respect to the collection and offsetting of social security contributions; and (ii) the Imposto Sobre Serviços (“ISS”), a tax levied by municipal governments on revenues derived from the provision of services. We do not expect losses from any of these proceedings, individually or in the aggregate, to have a material adverse effect on our liquidity, our consolidated financial condition or our results of operations.

Civil Litigation

Increase in monthly subscription rates and other contractual disputes

We are currently party to ten lawsuits filed against our subsidiaries as a result of increases in monthly subscription rates by state public attorneys or by consumer protection organizations. The plaintiffs in each lawsuit allege that the increases in monthly subscription rates were abusive and unjustified and violate principles of the Brazilian Consumer Defense Code and legislation establishing that contractual payment increases shall only occur once a year. The plaintiffs further argue that the increases were illegal, that the amounts paid should be reimbursed to subscribers and that the clause in our standard subscription contract, which provides for an increase in monthly subscription rates in the event that the cost of providing services increases, should be declared null and void. We have obtained unfavorable decisions for Net Campo Grande Ltda. and Net Sorocaba Ltda., and in both cases we settled with the General Attorney’s office to reimburse current and former subscribers in the amount which we increased in their monthly subscription. Moreover, we have obtained unfavorable decisions for Net Florianópolis Ltda. and Net Sul Comunicações Ltda., but they are currently before the appeals court. Court decisions for the remaining lawsuits are pending. We estimate liabilities of approximately US$2.4 million for the ten lawsuits.

Moreover, we are party in another three lawsuits filed against our subsidiaries by state public attorneys or by consumer protection organizations, which challenge the validity of certain clauses in our standard subscription contract. The plaintiffs seek to prevent us from including clauses that would allow our subsidiaries to charge contractual penalties for example, but are not seeking monetary compensation. Nevertheless, if we obtain unfavorable final decisions in these and similar actions, our cash flow would be materially and adversely affected.

Lawsuits related to signal scrambling and Internet access

An action was brought in August 2001 by the consumer defense organization Associação Brasileira de Defesa do Consumidor (“ANADEC”), against Net São Paulo, Net Sorocaba Ltda., Net São José do Rio Preto Ltda., Net São Carlos S.A., Net Piracicaba Ltda., Net Indaiatuba Ltda., Net Franca Ltda., Net Campinas Ltda. and Net Baurú Ltda., all of which are located in the State of São Paulo, whereby plaintiffs seek to prevent the subsidiaries from scrambling their cable signals. Plaintiffs claim that while such scrambling may help prevent piracy, it interferes with picture-in-picture television viewing and with the recording of programs when using a VCR, specifically when the viewer is watching one program while trying to record a second program. In February 2005, our subsidiaries obtained a favorable decision regarding this action. This action is currently before the appeals court, and no liabilities have been recorded with respect to this action.

The same consumer defense organization, ANADEC, filed a lawsuit against Net Belo Horizonte Ltda. seeking to prevent it from requiring that subscribers connecting to the internet through NET Vírtua also maintain a contract with an Internet service provider. The plaintiff is seeking US$2.8 million in compensation and a court decision is still pending.

In addition, another 18 similar actions have been filed against our subsidiaries, all pending of judgment by the court. According to the legal counsel responsible for such lawsuits, we have probable and possible chances of loss. Most of these lawsuits does not request damages but unfavorable decisions may involve injunctions against our subsidiaries, such as the prohibiting them from entering into contracts with Internet providers for NET Vírtua subscribers.

ECAD settlement

In 1996, the Escritório Central de Arrecadação e Distribuição (“ECAD”), filed separate lawsuits against each member of the Brazilian pay-television trade association, including separate suits against Net and each of our cable operating subsidiaries. ECAD is an organization which acts as the legal representative of artists and authors in collecting on behalf of and distributing to such artists and authors royalty payments resulting from the public broadcast of musical compositions in Brazil. ECAD’s complaints sought injunctions and damages on the grounds that the defendant pay-television companies had been using copyrighted musical material in their programming without prior approval and without paying royalties. As of September 31, 2009, our subsidiaries have recorded the liabilities and deposited into court the aggregate amount of US$7.7 million.

Multiple outlets

We are party to 28 lawsuits filed by state public attorneys or by consumer protection organizations against the fees charged for more than one outlet per household on the grounds that such fee is abusive, unjustified and violates principles of the Brazilian Consumer Defense Code and Anatel Resolution No. 528. See “Risk Factors — Risks Related to Our Business — We may not be able to charge our customers for more than one pay-television outlet per household.” Some of these lawsuits seek, in addition to a prohibition on charging fees, reimbursement for the amounts charged to subscribers for multiple outlets. According to our external legal counsel, our chances of loss may be classified as possible.

Other civil public and collective actions

Our subsidiaries are defendants in another 13 civil public and collective actions, all with different claims, which can be summarized as follows: unlawfulness of channels grid modification; unlawfulness of subscribers data form modification; improper collection of taxes and monthly subscription; invalidity of cable television concessions; unlawfulness of bundled sale of products and services. Although most of them do not request damages, all of them request high punitive fines for the case of continuance of those alleged illegal practices, and unfavorable decisions to our subsidiaries may adversely affect their ordinary course of business.

Labor Claims

As of September 30, 2009, we and our subsidiaries were party to approximately 1,900 labor proceedings involving total claims of US$79.5 million (calculated based on the award granted by the most recent court decision on the claim and, where no decision has been issued, the amount requested by the plaintiff). Many proceedings were filed by former employees of our company and our subsidiaries and most frequently involve claims seeking additional compensation for employees performing high-risk activities and for overtime pay and commissions. In one lawsuit involving a claim for US$5.6 million, the Labor Public Prosecutor’s Office alleged that our subsidiary Net Sul violated workplace condition regulations. In July 2009, the lawsuit was suspended pending a possible settlement between Net Sul and the Labor Public Prosecutor’s Office.

The substantial majority of labor proceedings filed against us as of September 30, 2009, however, were filed by employees of companies providing services to us. We have been named as a defendant in these proceedings on the theory that we should be held responsible for the liabilities of such companies to their employees.

As of September 30, 2009, we recorded a provision of US$ $30.2 million in connection with labor claims. Of this amount, US$13.8 million related to current claims. This estimated liability is calculated: (i) for claims over R$200,000, based on the average per-claim amount paid out by Net on claims over R$200,000 over the last twelve months multiplied by the total number of claims over R$200,000 and (ii) for claims under R$200,000, based on the average per-claim amount paid out by Net in a given year multiplied by the total number of claims originating on the same year. The remaining US$16.3 million for payment of claims in connection with labor lawsuits related to potential future claims, by executive officers of subsidiaries incorporated by Net.

Election of Directors

At our annual shareholder meeting held on April 30, 2009, three of our directors who had been nominated by Globo, Roberto Irineu Marinho (Chairman), Marcos da Cunha Carneiro and Augusto César Roxo de Urzedo Rocha Filho, did not stand for reelection. Each of Jorge Luiz De Barros Nóbrega, who previously had served as an alternative for the Chairman, Gabriela Salomão Tavares and Rodrigo Mesquita Marinho was nominated by Globo and was elected by our shareholders as a director with a term expiring on April 30, 2010. Mr. Nóbrega serves as the Chairman of our Board of Directors.

Departure of Executive Officer

In August 2009, our Chief Administrative Office, Leandro Sallati dos Santos, was terminated without cause. This was not a result of any disagreement with Net or our management. Mr. dos Santos is currently providing consulting services to Net on a transitional basis. Our Chief Financial Officer has assumed the functions of the Chief Administrative Officer.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
     Date: October 22, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.
By:
/s/ João Adalberto Elek Jr.

Name: João Adalberto Elek Jr.
Title: CFO and IRO
FORWARD-LOOKING STATEMENTS
This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Net undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.